For Immediate Release

NORSAT APPOINTS NEW GENERAL MANAGER OF SINCLAIR DIVISION

Vancouver, British Columbia – November 12, 2013 -- Norsat International Inc. (“Norsat”) (TSX: NII and OTC BB: NSATF), a leading provider of innovative communication solutions that enable the transmission of data, audio and video for remote and challenging applications, today announced the promotion of Mr. Ken Broom to General Manager of its Sinclair Division effective November 22, 2013. Mr. Broom joined the Company in May 2013 and is currently the Division’s Director of Operations.

Mr. Gissing, who currently leads the Sinclair Division, has resigned to pursue another opportunity and will leave the Company on November 21, 2013.

Mr. Broom has more than 20 years of operations management experience in the high tech battery industry. Prior to joining Norsat, he held the position of VP of Operations at BAK Battery, a manufacturer of lithium-ion batteries for personal electronics, electric vehicles and battery storage applications. Prior to BAK, he was General Manager of E-One Moli Energy Corporation, a producer of lithium-ion batteries based in British Columbia. During the past three decades, Mr. Broom has held leadership positions in quality, engineering, product design, operations, R&D and general management. Mr. Broom holds a degree in Chemical Engineering from the University of Waterloo and is a licensed Professional Engineer in Ontario.

“I would like to congratulate Ken on his promotion,” said Dr. Amiee Chan, President and CEO of Norsat. “He has done an exceptional job leading Sinclair’s operations over the past six months and I know he will continue to deliver in his new role. He has extensive general management and leadership experience and we are confident in his ability to play a leading role in the future growth and strategic development of Sinclair’s business. I’d also like to thank Ivan for his service and we wish him well in all his future endeavours.”

About Norsat International Inc.

Founded in 1977, Norsat International Inc. is a leading provider of innovative communication solutions that enable the transmission of data, audio and video for remote and challenging applications. Norsat's products and services include leading-edge product design and development, production, distribution and infield support and service of fly-away satellite terminals, microwave components, M2M Solutions, antennas, Radio Frequency (RF) conditioning products, maritime based satellite terminals and remote network connectivity solutions.  More information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2800.

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For further information, contact:

Dr. Amiee Chan	Mr. Arthur Chin
President & CEO	Chief Financial Officer
Tel: 604 821-2800	Tel: 604 821-2800
Email: achan@norsat.com	Email: achin@norsat.com